GOVERNANCE AND VOTING AGREEMENT

THIS GOVERNANCE AND VOTING AGREEMENT (this “Agreement”) is made as of the 30th day of January, 2015 by and among Roberts Realty Investors, Inc., a Georgia corporation (the “Company”), A-III Investment Partners LLC, a Delaware limited liability company (the “Purchaser”), and Charles S. Roberts, an individual (“Roberts” and, together with the Company and the Purchaser, the “Parties” and each a “Party”).

WHEREAS, the Company, Roberts Properties Residential, L.P, a Georgia limited partnership, and the Purchaser have entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), dated the 19th day of November, 2014, pursuant to which, among other things, the Purchaser has agreed to purchase from the Company, and the Company has agreed to issue and sell to the Purchaser, 8,450,704 shares of common stock, $.01 par value per share, of the Company (the “Common Stock”) on the terms and subject to the conditions set forth in the Stock Purchase Agreement; and

WHEREAS, upon the closing of the transactions contemplated by the Stock Purchase Agreement (the “Closing”), the Purchaser and Roberts will each beneficially own and have the power to direct the voting or disposition of certain shares of the Company’s capital stock; and

WHEREAS, the Parties desire to enter into this Agreement to provide for the composition of the Board of Directors of the Company (the “Board”) immediately following the Closing and to provide for certain other rights and obligations of the Purchaser, the Company and Roberts with respect to certain shares of the Company’s capital stock beneficially owned by the Purchaser and Roberts, all in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the respective representations, warranties, covenants and agreements set forth in the Stock Purchase Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.                  Initial Board Composition and Representation. In connection with the Closing, the Company agrees to take all Necessary Actions (as defined below) to effectuate the following results:

(a)                At the Closing, the existing Board shall take all Necessary Actions to increase the number of directors on the Board from five to seven effective upon the Closing, thereby creating two vacancies on the Board. In accordance with the provisions of the Georgia Business Corporation Code, the increase or decrease in the number of directors shall be so apportioned among the classes as to make all classes as nearly equal in number as possible. In that regard, the class of 2015 shall have two directors, the class of 2016 shall have three directors and the class of 2017 shall have two directors. Each of the seven directors shall be appointed into a particular class as described in Sections 1(b) through 1(f) below.

(b)               Prior to the Closing, all five directors serving on the Board immediately prior to the Closing (including Roberts, subject to Section 1(f) below) shall deliver letters of resignation and release to the Company, and the Company shall deliver copies of such letters to the Purchaser in accordance with the requirements of the Stock Purchase Agreement. Such resignations shall be effective only if the Closing occurs and otherwise at the times and in the sequence described in Sections 1(c) through 1(f) below.

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(c)                At or immediately following the Closing, the resignations of Weldon R. Humphries and Wm. Jarell Jones shall become effective, and the members of the Board at that time shall appoint Weldon R. Humphries and Wm. Jarell Jones (the “Purchaser Directors”) to fill two of the vacancies in the class of 2017. Neither of the Purchaser Directors (or any replacement) shall be required to qualify as an Independent Director (as defined below).

(d)               Immediately after the events described in the preceding Section 1(c), the resignations of John L. Davis and Charles R. Elliott shall become effective, and the members of the Board at that time shall appoint Bruce D. Frank and Robert L. Loverd, each qualifying as an “Independent Director” as defined below as of the Closing Date (each a “New Independent Director”), to fill the two vacancies in the class of 2016. If either such person is unable or unwilling to serve, another person designated in writing by the Purchaser and qualifying as an “Independent Director” as defined below shall be appointed to the class of 2016.

(e)                Immediately after the events described in the preceding Sections 1(c) and 1(d) above, the resignation of Roberts (in which he shall resign as a director and as an officer of the Company and its Affiliates (as defined below)) shall become effective, and the members of the Board at that time shall appoint Robert G. Koen and Kyle Permut, each qualifying as an “Independent Director” as defined below as of the Closing Date (each a “New Independent Director”), to fill the two newly created vacancies in the class of 2015. If either such person is unable or unwilling to serve, another person designated in writing by the Purchaser and qualifying as an “Independent Director” as defined below shall be appointed to the class of 2015. The two (2) New Independent Directors in the class of 2015, together with the two (2) New Independent Directors in the class of 2016, shall, collectively, be the “New Independent Directors.”

(f)                Immediately after the events described in the preceding Sections 1(c), 1(d) and 1(e) above, Roberts shall immediately thereafter be re-appointed as a director of the Company (but not as the Chairman of the Board) in the Class of 2016 and re-appointed and employed as an officer of the Company in accordance with that certain Employment Agreement between the Company and Roberts dated as of the Closing Date (the “Employment Agreement”).

(g)               For purposes of this Agreement, a Person shall be deemed to be an “Independent Director” if he or she satisfies the independence standards of both (1) the Company’s articles of incorporation and bylaws, as in effect on the date hereof and as of the Closing Date, and (2) the NYSE MKT or such other national securities exchange or quotation system on which the Company’s securities may become listed for trading or quotation (each an “Independent Director”). Each New Independent Director must qualify as an Independent Director throughout his or her term as a director. If at any time, the Board determines that any Company director (other than Roberts and the Purchaser Directors), does not qualify as an Independent Director, the Company shall give prompt written notice to the Parties of such determination and the basis therefor. Upon making such determination, or receiving notice thereof, the Purchaser shall designate a replacement director, and the Company shall take such actions as are necessary to cause such existing director to resign from the Board, and the qualifying replacement director to be appointed or elected to the Board, as soon as reasonably practical. To effectuate such requirement, each of the New Independent Directors shall execute and deliver to the Company on the Closing Date, and any replacement director therefor shall execute and deliver to the Company on the date of his or her designation, a letter of resignation, in the form attached as Exhibit A hereto, which resignation shall automatically take effect upon a determination by the Board that such director has ceased to qualify as an “Independent Director.”

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(h)               For purposes of this Agreement, “Necessary Actions” shall mean, with respect to a specified result, all actions that are permitted by applicable law and applicable stock exchange rules as shall be necessary to cause such result. Such actions shall include, but are not limited to: (i) adoption by the Board of resolutions or other similar action by the Board as shall be required in order to increase the number of directors on the Board as described in this Agreement, including but not limited to approving an amendment to the Company’s bylaws; (ii) appointment by the Board of the individuals identified under this Agreement to fill vacancies on the Board; (iii) including individuals identified under this Agreement in the slate of nominees to the Board recommended to the shareholders of the Company for election as directors; (iv) soliciting proxies or consents in favor of the election of individuals nominated for election to the Board; (v) voting (whether at an annual or special meeting) or providing a written consent or proxy with respect to shares of Common Stock; (vi) calling or attending meetings in person or by proxy for the purposes of obtaining a quorum and causing the adoption of shareholders’ resolutions and amendments to the organizational documents of the Company; (vii) causing members of the Board to act in a certain manner or causing them to be removed if they do not act in such a manner; (viii) executing agreements and instruments; and (ix) making or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations or similar actions that are required to achieve such result.

(i)                 For purposes of this Agreement, “Affiliate” shall mean, with respect to any specified person, any other person who, directly or indirectly, controls, is controlled by, or is under common control with such person, including, without limitation, any general partner, managing member, officer or director of such person.

2.                  Continuing Board Composition and Representation.

(a)                Purchaser Directors. Subject to Section 2(c) below, the Company agrees to take all Necessary Actions to nominate each of the two Purchaser Directors (or any replacement thereof designated by the Purchaser) for re-election to the Board at each subsequent meeting of the shareholders of the Company held to consider a vote on the election of directors of the class in which such Purchaser Director serves, and not to take any action that is designed to interfere with such election or re-election of each such Purchaser Director to the Board. Only such individuals designated in accordance with Section 1(c) above, or in accordance with the provisions of this Section 2, shall be eligible for nomination or election as successors to the Purchaser Directors. Subject to Section 2(c), if at any time a vacancy occurs on the Board with respect to the directorship of either of the Purchaser Directors (by reason of such director’s death, disability, resignation, removal or otherwise), the Company agrees to take all Necessary Actions to cause a replacement director, designated by the Purchaser (or its permitted assignees), to be appointed to fill such vacancy promptly following his or her designation by the Purchaser (or permitted assignees) hereunder. If the Purchaser fails to designate a replacement director to be appointed to fill such vacancy, the Nominating and Governance Committee shall be permitted to designate a nominee (who shall qualify as an Independent Director) for election to the Board to fill such vacancy at the next succeeding annual meeting of shareholders of the Company. If the Purchaser fails to designate a replacement director to be appointed to fill such vacancy and the Nominating and Governance Committee designates a nominee for election to the Board to fill such vacancy as provided in the immediately preceding sentence, the Purchaser’s rights under Sections 1 and 2 hereof shall not be terminated and shall apply at the next succeeding meeting of shareholders of the Company at which an election of directors occurs.

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(b)               New Independent Directors. Subject to Sections 2(c) below, the Company agrees to take all Necessary Actions to nominate each of the four New Independent Directors (or any replacement thereof designated by the Purchaser) for re-election to the Board at each subsequent meeting of the shareholders of the Company held to consider a vote on the election of the class in which each such New Independent Director serves, and not to take any action that is designed to interfere with such election or re-election of each such director to the Board. Only such individuals designated in accordance with Section 1(d) and 1(e) above, or in accordance with the provisions of this Section 2, shall be eligible for nomination or election as successors to the New Independent Directors. Subject to Section 2(c), if at any time a vacancy occurs on the Board with respect to the directorship of any of the New Independent Directors (by reason of such director’s death, disability, resignation, removal or otherwise), the Company and the Purchaser agree to take all Necessary Actions to cause a replacement director, designated by the Purchaser (or its permitted assignees), to be appointed to fill such vacancy promptly following his or her designation by the Purchaser (or permitted assignees) hereunder. If the Purchaser fails to designate a replacement director to be appointed to fill such vacancy, the Nominating and Governance Committee shall be permitted to designate a nominee (who shall qualify as an Independent Director) for election to the Board to fill such vacancy at the next succeeding annual meeting of shareholders of the Company. If the Purchaser fails to designate a replacement director to be appointed to fill such vacancy and the Nominating and Governance Committee designates a nominee for election to the Board to fill such vacancy as provided in the immediately preceding sentence, the Purchaser’s rights under Sections 1 and 2 hereof shall not be terminated and shall apply at the next succeeding meeting of shareholders of the Company at which an election of directors occurs.

(c)                Termination of Purchaser Board Designation Rights. Notwithstanding any other provision in Section 2(a) or Section 2(b) above:

(i)                 The obligations of the Company under this Agreement to take all Necessary Actions to appoint, or to nominate for election, the Purchaser Directors, or to appoint or nominate replacements thereto, and to take all Necessary Actions to appoint any Purchaser Director to serve on the Committees (as defined below), in each case as designated by the Purchaser in accordance with this Agreement, shall only apply if the Purchaser and its members, and their respective Affiliates, collectively maintain continuous beneficial ownership of an aggregate of at least 100% of the shares of Common Stock initially acquired at the Closing (subject to adjustment for stock splits, stock dividends and other similar adjustments to the shares of Common Stock). “Beneficial ownership” shall have the meaning provided in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

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(ii)               The obligations of the Company under this Agreement to take all Necessary Actions to nominate the New Independent Directors, or to take all Necessary Actions to appoint or nominate replacements thereto, and to take all Necessary Actions to appoint any new Independent Director to serve on the Committees (as defined below), in each case as designated by the Purchaser in accordance with this Agreement, shall only apply if the Purchaser and its members, and their respective Affiliates, collectively maintain continuous beneficial ownership of at least 100% of the shares of Common Stock initially acquired at the Closing (subject to adjustment for stock splits, stock dividends and other similar adjustments to the shares of Common Stock).

(d)               Designation of Nominees. The Company shall give the Purchaser written notice (the “Company Designation Request”) (i) requesting that the Purchaser designate directors pursuant to the terms of Sections 2(a) and 2(b), (ii) stating the Company’s intention to take all Necessary Actions to include such designees in its upcoming proxy statement to shareholders, and (iii) providing the date on which the proxy statement is to be mailed (the “Mailing Date”), such Company Designation Request to be delivered not less than 45 days prior to the Mailing Date. To designate a director pursuant to the provisions of Sections 2(a) and 2(b), the Purchaser shall be required to have given the Company written notice of the Purchaser’s designees, together with all information relating to such designee or designees required to be included by the Company in such proxy statement under applicable laws, including the federal proxy rules (the “Designation Notice”), on or before the tenth day prior to the Mailing Date (the “Designation Date”). If the Purchaser shall have failed to designate nominees for election to fill any of the Purchaser Director or New Independent Director slots on the Board as provided in this Section 2 by the Designation Date, such director nominees shall instead be designated by the Nominating and Governance Committee not later than two days before the Mailing Date (the “Final Designation Date”), and such director shall, if elected, (i) serve until the end of such director’s term and until his or her successor is duly elected and qualifies, (ii) be an Independent Director (if not an Purchaser Director), (iii) assume all Committee positions previously held by the prior Purchaser Director or New Independent Director, as applicable, and (iv) otherwise be deemed the Purchaser Director or New Independent Director, as applicable, for purposes of this Agreement, until the next meeting of Company shareholders at which the shareholders vote for the election of directors of the class in which such Purchaser Director or New Independent Director serves.

(e)                Vacancies. If a vacancy shall have occurred in the position of either Purchaser Director or any New Independent Director during any period during which the Purchaser (or any permitted assignee thereof) has the right to designate a replacement director to be appointed to fill such vacancy, yet the Purchaser fails to designate a replacement director pursuant to Section 2(a) or 2(b), as applicable, for a period of more than 45 days after the vacancy in such position has occurred, then and until such replacement is so named, the replacement director for the Purchaser Director and/or New Independent Director shall be designated by the Nominating and Governance Committee (i) to serve until the end of such director’s term and until his or her successor is duly elected and qualifies, (ii) be an Independent Director (if not an Purchaser Director), (iii) assume all Committee positions previously held by the prior Purchaser Director or New Independent Director, as applicable, and (iv) otherwise be deemed the Purchaser Director or New Independent Director, as applicable, for purposes of this Agreement.

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(f)                Chairman of the Board. At all times during which the Purchaser has the right to designate the Purchaser Directors for election to the Board, the Company agrees to take all Necessary Actions so that one of the Purchaser Directors identified by the Purchaser shall be appointed to serve as the Chairman of the Board.

(g)               Roberts Board Right. So long as Roberts continuously maintains beneficial ownership of at least 1,100,000 shares of Common Stock (subject to adjustment for stock splits, stock dividends and other similar adjustments to the shares of Common Stock) during the one year period after the Closing Date, the Company and the Purchaser agree to take all Necessary Actions to nominate Roberts for re-election to the Board at any meeting of the shareholders of the Company held after the Closing and before the first anniversary of the Closing Date to consider a vote on the election of directors of the class in which Roberts serves (or, to the extent the Company has de-classified the Board, which the parties acknowledge is the Company’s intent, to consider a vote on the election of all directors), and not to take any action that is designed to interfere with the election or re-election of Roberts to the Board during such one-year period. Roberts agrees to resign from the Board immediately upon the first to occur of the following two events: (i) in the event he fails to continuously maintain beneficial ownership of at least 1,100,000 shares of Common Stock (subject to adjustment for stock splits, stock dividends and other similar adjustments to the shares of Common Stock) and (ii) the first anniversary of the Closing Date. While he serves as a director, Roberts shall be authorized to incur, and shall be reimbursed for, all reasonable travel expenses incurred in carrying out his duties as a director. “Reasonable” is defined as that which enables Roberts to perform his duties as a director (including meals and travel) comfortably but not extravagantly. Roberts shall provide to the Company receipts or other reasonable documentation of such expenses for any individual expenditure over $25, and the Company shall reimburse Roberts for such expenses promptly and in any event not later than 30 days after Roberts provides such documentation to the Company.

3.                  Committee Representation.

(a)                At or immediately following the Closing, the Company agrees to take all Necessary Actions to set the number of directors on the Board’s (i) Audit Committee, (ii) Compensation Committee, and (iii) Nominating and Governance Committee (each a “Committee” and collectively, the “Committees”) at three (3) directors per Committee.

(b)               At or immediately following the Closing, the Company agrees to take all Necessary Actions to cause three of the New Independent Directors designated by the Purchaser to be appointed, and thereafter to be re-appointed, to serve on each of the Committees. The members of each Committee shall designate a Committee Chairman from among such Committee members. If, at any time, the Board determines that a director serving on a Committee does not qualify as an Independent Director, the Company shall give prompt written notice of such determination and the basis therefor to the director in question and the Purchaser. Upon making such determination, or receiving notice thereof, the director whom the Board has determined does not qualify as an Independent Director shall resign from all Committees as soon as reasonably practical, and the Purchaser shall designate a replacement director who qualifies as an Independent Director to fill the vacancy created by such resignation.

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4.                  Voting. From and after the Closing,

(a)                The Purchaser agrees to vote all shares of Common Stock (and any other shares of the Company’s capital stock held by Purchaser and entitled to vote) beneficially owned by it and entitled to vote, and Roberts agrees to vote all shares of Common Stock beneficially owned by him and entitled to vote, in favor of the election or re-election, as the case may be, of the directors designated by the Parties as provided in this Agreement at any meeting (or written consent in lieu of a meeting) of the Company’s shareholders held to consider the election of any such designated director; provided, however, that (i) the Purchaser’s foregoing obligations with respect to the election of Roberts as a director shall only apply while Roberts has the right to be nominated for election as a director pursuant to Section 2(g) and (ii) Roberts’ foregoing obligations with respect to the election of the Purchaser Directors and the New Independent Directors designated by the Purchaser for election as directors shall terminate upon the first to occur of the termination of Roberts’ right to be nominated for election as a director pursuant to Section 2(g) and Roberts’ resignation from the Board.

(b)               Roberts agrees to vote all shares of the Company’s capital stock beneficially owned by him and entitled to vote in favor of any resolution or proposal approved by a majority of the Independent Directors and recommended by the Board for approval by shareholders of the Company; provided, however, that Roberts’ voting obligations shall expire upon the first to occur of the termination of Roberts’ right to be nominated for election as a director pursuant to Section 2(g) and Roberts’ resignation from the Board. Such matters may include, but are not limited to, any of the following matters, which the Company and the Purchaser have stated that they intend to effectuate as soon as is practicable after the Closing:

(i)                 Any proposal to reincorporate the Company as a Maryland corporation, whether through an affiliated merger or otherwise;

(ii)               Any proposal to de-classify the Board of Directors of the Company;

(iii)             Any proposal to effectuate a reverse split of the Company’s common stock;

(iv)             Any proposal to amend the Company’s charter or bylaws to waive the application of the corporate opportunity doctrine to the Purchaser Directors with respect to investment opportunities identified by them or their Affiliates for the benefit of the other investment funds and accounts managed by them or their Affiliates; and

(v)               Any proposal to adopt an amended or restated charter of the Company in furtherance of any of the foregoing matters that requires such an amendment or restatement.

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(c)                So long as the Purchaser and its members, and their respective Affiliates, collectively maintain continuous beneficial ownership of an aggregate of at least 100% of the shares of Common Stock initially acquired at the Closing (subject to adjustment for stock splits, stock dividends and other similar adjustments to the shares of Common Stock), Roberts shall maintain beneficial ownership of a sufficient number of shares of Common Stock that will allow the Purchaser and Roberts to collectively maintain beneficial ownership of a majority of the shares of Common Stock outstanding upon completion of the Closing; provided, however, that Roberts’ obligations under this Section 4(c) (i) shall expire upon the first to occur of the termination of Roberts’ right to be nominated for election as a director pursuant to Section 2(g) and Roberts’ resignation from the Board and (ii) shall never require that Roberts purchase additional shares of Common Stock.

5.                  Right of First Offer.

(a)                Grant. For a period of three (3) years following the Closing (as defined in the Stock Purchase Agreement), subject to the terms of Section 5(d), Roberts hereby unconditionally and irrevocably grants to the Purchaser and any of its Affiliates, collectively referred to as the Purchaser for this Section 5, the right (the “Right of First Offer”), but not the obligation, to purchase some or all of the Common Stock beneficially owned by Roberts (“Transfer Stock”) with respect to any proposed assignment, sale, offer to sell, disposition of or any other like transfer of the Transfer Stock (a “Proposed Transfer”), at the price and on the same terms and conditions as those specified in any Proposed Transfer Notice (as defined below).

(b)               Notice. In the event of a Proposed Transfer, Roberts must deliver to the Purchaser a written notice setting forth the terms and conditions of a Proposed Transfer (a “Proposed Transfer Notice”) not later than five (5) business days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price) of the Proposed Transfer. To exercise its Right of First Offer, the Purchaser must deliver a written notice notifying Roberts that the Purchaser intends to exercise its Right of First Offer as to some or all of the Transfer Stock with respect to any Proposed Transfer within five (5) business days after Purchaser’s receipt of the Proposed Transfer Notice (“Purchaser Notice”).

(c)                Periods of Sale and Sale Price. If the Purchaser has not delivered a Purchaser Notice and the five (5) business day period for the Purchaser to deliver the Purchaser Notice has ended (“Refusal Date”), Roberts may consummate a Proposed Transfer directly related to the Proposed Transfer Notice only if the following conditions have been met: (i) for a sale price that is 95% or more of the sale price specified in the Proposed Transfer Notice and (ii) (a) within a period of ninety (90) days from the Refusal Date in the event of a private, unregistered sale of Transfer Stock or (b) within a period of fifteen (15) business days from the Refusal Date in the event of a publicly registered sale of Transfer Stock. Any Proposed Transfer not consummated at the price or within the timeframe referenced above will be subject to the requirements referenced in Section 5(b).

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(d)               Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 5(a) and 5(b) shall not apply to: (i) bona fide gifts of Common Stock beneficially owned by Roberts to the immediate family members of Roberts or (ii) sales of Common Stock beneficially owned by Roberts sold under Roberts’ 10b5-1 plan which plan currently allows Roberts to sell up to 100,000 shares of Common Stock on a quarterly basis at a price per share of at least $1.40. Roberts shall have the irrevocable right to continue to have a 10b5-1 plan in accordance with applicable securities laws and any sales under such 10b5-1 plan shall continue to be Exempted Transfers. The Company shall take all Necessary Actions to enable Roberts to exercise his right to continue to have a 10b5-1 plan for so long as Roberts is a director or officer of the Company.

(e)                Closing. The closing of the purchase of Transfer Stock by the Purchaser shall take place, and all payments from the Purchaser shall have been delivered to Roberts, by the fifteenth (15th) day following the delivery of the Purchaser Notice. Upon Purchaser’s payment of the purchase price to Roberts as set forth in the Purchase Notice for the applicable number of shares of Common Stock being purchased by Purchaser, Roberts shall deliver to Purchaser good, valid and marketable title to such Transfer Stock being purchased, free and clear of any and all liens, encumbrances, charges, claims, restrictions, pledges, security interests or impositions, and shall execute and deliver to the Purchaser an irrevocable stock power providing for the sale and assignment of such Transfer Stock.

(f)                Effect of Failure to Comply.              (i) Transfer Void; Equitable Relief. Any Proposed Transfer not made in compliance with the requirements of this Section 5 shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Section 5 would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of sales and other transfers of Transfer Stock not made in accordance with this Section 5), and the Company acknowledges and agrees to enforce the provisions of this Section 5(f).

6.                  Severalty of Obligations. The obligations under this Agreement of each Party and the separate and several obligations of that Party and are not joint obligations with respect to any other person. No Party shall be responsible or liable for the obligations of or any action taken or omitted to be taken by any other Party hereunder.

7.                  Miscellaneous Provisions.

(a)                Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each Party and delivered to each other Party. Copies of executed counterparts transmitted by telecopy, telefax or other electronic means shall be considered original executed counterparts for purposes of this Section, provided that receipt of copies of such counterparts is confirmed.

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(b)               Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address or email address as set forth on the signature page hereof, or to such other address or email address as subsequently modified by written notice given in accordance with this Section 7(b).

(c)                Governing Law. This Agreement shall be governed by and construed in accordance with, the laws of the State of Georgia without regard, to the fullest extent permitted by law, to the conflicts of law provisions thereof which might result in the application of the laws of any other jurisdiction.

(d)               Entire Agreement. This Agreement (including its exhibits, appendices and schedules) and the other documents delivered pursuant to this Agreement constitute a complete and exclusive statement of the agreement between the Parties with respect to its subject matter, and supersede all other prior agreements, arrangements or understandings by or between the Parties, written or oral, express or implied, with respect to the subject matter of this Agreement. This Agreement is not intended to confer upon any Person who is not a Party (or their successors and assigns) any rights or remedies hereunder.

(e)                Specific Performance. The Parties acknowledge and agree that a breach or threatened breach, of any agreement contained herein will cause irreparable damage, and the other Parties will have no adequate remedy at law or in equity. Accordingly, each Party agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief.

(f)                Assignment and Successors. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties. This Agreement and all the provisions hereof are personal to each of the Parties, and except as otherwise provided in the next succeeding sentence, shall not inure to a Party’s respective successors and may not be assigned by a Party without the prior written consent of the other Parties. Any assignment in violation of the foregoing shall be void and of no effect. Notwithstanding the foregoing to the contrary, the Purchaser may assign its rights, benefits and obligations under this Agreement, including but not limited to its rights to designate the Purchaser Directors or New Independent Directors (or replacements thereto) and its rights, benefits and obligations under Section 4 hereof, to any Qualified Institutional Buyer that purchases all but not less than all of the shares of Common Stock purchased by the Purchaser at the Closing.

(g)               Headings. The Section, Article and other headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

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(h)               Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by (i) the Company and (ii) each Party then entitled to designate a director of the Company pursuant to the provisions hereof (each Party described in this clause (ii) being an “Amending Party,” it being understood, for purposes of this Section 7(h), that no Party entitled at any time to designate a director hereunder shall cease to be an Amending Party unless and until such Party shall have expressly and permanently surrendered, forfeited or assigned any and all of such designation rights). Any Party may, only by an instrument in writing, waive compliance by any other Party with any term or provision hereof on the part of such other Party to be performed or complied with. The waiver by any Party of a breach of any term or provision hereof shall not be construed as a waiver of any subsequent breach.

(i)                 Interpretation; Absence of Presumption.

(i)                 For the purposes hereof, (A) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (B) the terms “hereof,” “herein,” “hereto” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, Section and paragraph references are to the Articles, Sections and paragraphs to this Agreement unless otherwise specified; (C) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified; (D) the word “or” shall not be exclusive; and (E) provisions shall apply, when appropriate, to successive events and transactions.

(ii)               This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

(iii)             Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Stock Purchase Agreement.

(j)                 Severability. If any provision of this Agreement or the application of such provision to any Person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of the provision held invalid or unenforceable and the application of such provision to Persons or circumstances, other than the Party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.

(k)               Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION AGREEMENTS OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7(k).

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(l)                 Further Assurances. The Parties agree that, from time to time, each of them will, and will cause their respective Affiliates to, execute and deliver such further instruments and take such other action as may be necessary to carry out the purposes and intents hereof.

(m)             Share Adjustments. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting such shares occurring after the date of this Agreement.

[Signature pages follow.]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed the day and year first above written.

COMPANY:

ROBERTS REALTY INVESTORS, INC.

By:	/s/ Charles S. Roberts
Name:	Charles S. Roberts
Title:	CEO and President

Address: c/o Avenue Capital Group 399 Park Avenue New York, New York 10022 Attention: Edward Gellert Telephone: 212-850-7534 Email: egellert@avenuecapital.com

THE PURCHASER:

A-III INVESTMENT PARTNERS LLC

By:	/s/ Edward Gellert
Name:	Edward Gellert
Title:	Authorized Signatory

Address: c/o Avenue Capital Group 399 Park Avenue New York, New York 10022 Attention: Edward Gellert Telephone: 212-850-7534 Email: egellert@avenuecapital.com

ROBERTS:

/s/ Charles S. Roberts
Signature

Address: 375 Northridge Road Suite 330 Atlanta, GA 30350 Attention: Charles S. Roberts Telephone: 770-394-6000 Email: cr@robertsproperties.com

Signature Page to Governance and Voting Agreement

Exhibit A

[________________] [__], 20[__]

Board of Directors

Roberts Realty Investors, Inc.

To the Board of Directors:

I hereby tender my conditional resignation, as a member of the board of directors of Roberts Realty Investors, Inc. (the “Company”), and as a member of any and all committees thereof, upon the terms set forth herein. I acknowledge that (i) my execution and delivery of this letter is a condition to my eligibility to serve in such capacity, (ii) this letter shall be deemed reaffirmed, upon each and every subsequent instance of my election or re-election to the board of directors of the Company, by my acceptance of such position (whether or not in writing) without the requirement of re-execution or re-delivery of a letter of like tenor, and (iii) other than with respect to the conditions set forth herein, this letter shall be irrevocable.

My resignation herein tendered shall be effective upon, and only upon, a determination by the board of directors of the Company that I do not satisfy the independence standards of both (1) the Company’s charter and bylaws, as in effect on the date hereof, and (2) the NYSE MKT or such other exchange as the Company’s shares of Common Stock are then listed.

Sincerely,

[INSERT NAME OF DIRECTOR]